

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2013

<u>Via E-mail</u>
Eric H. Brunngraber
President and Chief Executive Officer
Cass Information Systems, Inc.
13001 Hollenberg Drive
Bridgeton, Missouri 63044

      Re: Cass Information Systems, Inc.
              Annual Report on Form 10-K for fiscal year ended December 31, 2011
              Filed March 9, 2012
              File No. 000-20827

Dear Mr. Brunngraber:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Dietrich A. King for

              Mara L. Ransom
              Assistant Director

cc: Stephen Appelbaum